

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 19, 2020

Ziv Leitman
Chief Financial Officer
Allot Ltd.
22 Hanagar Street
Neve Ne'eman Industrial Zone B
Hod-Hasharon 45240
Israel

      Re: Allot Ltd.
          Form 20-F for the Fiscal Year Ended December 31, 2019
          Filed March 26, 2020
          File No. 001-33129

Dear Mr. Leitman:

      We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

      After reviewing your response to these comments, we may have additional comments.

Form 20-F for the Fiscal Year Ended December 31, 2019

Note 2. Significant Accounting Policies
l. Revenue recognition, page F-16

1.   Your disclosures indicate that certain arrangements with large service providers may include complex customization services. Please tell us the following as it relates to such arrangements:

- Describe the nature of your customization services;
- Clarify whether such services are separate performance obligations and specifically address how you considered the guidance in ASC 606-10-25-21 in making such determination;
- Tell us when revenue is recognized for arrangements that involve customization.

> Specifically address how you considered the guidance in 606-10-25-27 or explain what guidance you applied to these arrangements; and
> - Tell us the amount of revenue recognized from arrangements that involve customization services for each period presented.

2. You state that sales commissions are amortized as expense over the revenue recognition period. Please clarify what you mean by revenue recognition period. Also tell us whether additional sales commissions are paid upon contract renewal and, if so, whether such amounts are commensurate with the initial commissions. Refer to ASC 340-40-35-1 and 50-2.

3. You disclose the amount of the transaction price allocated to remaining performance obligations that is expected to be recognized after the year ending December 31, 2020. Please also disclose the remaining performance obligations that are expected to be recognized prior to December 31, 2020 such that the combined disclosures represent the the aggregate amount of the transaction price allocated to all performance obligations that are unsatisfied or partially satisfied as of the end of the reporting. Refer to ASC 606-10-50-13.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Eiko Yaoita Pyles, Staff Accountant, at (202) 551-3587 or Kathleen Collins, Accounting Branch Chief, at (202) 551-3499 with any questions.

Sincerely,

Division of Corporation Finance
Office of Technology